UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ______________________________

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934*

                          Seven Seas Petroleum Inc.
                               (Name of Issuer)

                                Common Shares
                         (Title of Class of Securities)

                               December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[ ]	Rule 13d-1(b)
		[x]	Rule 13d-1(c)
		[ ]	Rule 13d-1(d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act ( however, see the Notes).


CUSIP No. 817917107

__________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        (entities only)
                                   P. Mark Moore
__________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF
        A GROUP   (See Instructions)
                                   (a) [x]
                                   (b) [ ]
__________________________________________________________________
   (3)  SEC USE ONLY
__________________________________________________________________
   (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
__________________________________________________________________
NUMBER OF		(5)	SOLE VOTING POWER
                                   0
SHARES		________________________________________________
BENEFICIALLY	(6)	SHARED VOTING POWER
                                   2,522,000
OWNED BY		________________________________________________
EACH			(7)	SOLE DISPOSITIVE POWER
                                   0
REPORTING		________________________________________________
PERSON WITH		(8)	SHARED DISPOSITIVE POWER
                                   2,522,000
__________________________________________________________________
   (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON
                                   2,522,000
__________________________________________________________________
   (10) CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)         [ ]
__________________________________________________________________
   (11) PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (9)
                                   6.67%
__________________________________________________________________
   (12) TYPE OF REPORTING PERSON (See Instructions)
                                   IN

_________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        (entities only)
                                   MTV Associates II, L.L.C.
__________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF
        A GROUP   (See Instructions)
                                   (a) [x]
                                   (b) [ ]
__________________________________________________________________
   (3)  SEC USE ONLY
__________________________________________________________________
   (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   South Dakota
__________________________________________________________________
NUMBER OF		(5)	SOLE VOTING POWER
                                   0
SHARES		________________________________________________
BENEFICIALLY	(6)	SHARED VOTING POWER
                                   2,522,000
OWNED BY		________________________________________________
EACH			(7)	SOLE DISPOSITIVE POWER
                                   0
REPORTING		________________________________________________
PERSON WITH	(8)	SHARED DISPOSITIVE POWER
                                   2,522,000
__________________________________________________________________
   (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON
                                   2,522,000
__________________________________________________________________
   (10) CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)         [ ]
__________________________________________________________________
   (11) PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (9)
                                   6.67%
__________________________________________________________________
   (12) TYPE OF REPORTING PERSON (See Instructions)
                                   00

__________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        (entities only)
                                   MTV Capital Limited Partnership
__________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF
        A GROUP   (See Instructions)
                                   (a) [x]
                                   (b) [ ]
__________________________________________________________________
   (3)  SEC USE ONLY
__________________________________________________________________
   (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   South Dakota
__________________________________________________________________
NUMBER OF		(5)	SOLE VOTING POWER
                                   0
SHARES		________________________________________________
BENEFICIALLY	(6)	SHARED VOTING POWER
                                   2,522,000
OWNED BY		________________________________________________
EACH			(7)	SOLE DISPOSITIVE POWER
                                   0
REPORTING		________________________________________________
PERSON WITH	(8)	SHARED DISPOSITIVE POWER
                                   2,522,000
__________________________________________________________________
   (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON
                                   2,522,000
__________________________________________________________________
   (10) CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)         [ ]
__________________________________________________________________
   (11) PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (9)
                                   6.67%
__________________________________________________________________
   (12) TYPE OF REPORTING PERSON (See Instructions)
                                   PN

Item 1(a)  Name of Issuer:

           Seven Seas Petroleum Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1990 Post Oak Blvd., Suite 960
           Third Post Oak Central
           Houston, Texas 77056


Item 2(a)  Name of Person Filing:

           This filing is made on behalf of P. Mark Moore ("PMM"), MTV Capital Limited Partnership, a South Dakota limited partnership ("MTV"), and MTV Associates II, L.L.C., a South Dakota limited liability company ("MTV-Assoc").

           This statement relates to 8,400 Common Shares owned directly by PMM, and 2,513,600 Common Shares owned directly by MTV, whose sole general partner is MTV-Assoc, whose sole manager is PMM. This statement amends a previous group filing by PMM, MTV, and MTV Assoc that also included 20,000 Common Shares owned by the Theodore John Moore 1984 Irrevocable Trust (the "TJM Trust"), of which PMM is the trustee. The Common Shares owned by the TJM Trust were distributed by the TJM Trust to its beneficiary during 2001. Therefore, this filing reflects that the TJM Trust is no longer part of the filing group that now includes PMM, MTV, and MTV Assoc.

Item 2(b)  Address of the Principal Office:

           The principal business office of PMM, MTV, and MTV-Assoc is 3600 West Main Street, Suite 150, Norman, Oklahoma 73072.

Item 2(c)  Citizenship:

           PMM is a United States citizen. MTV-Assoc is a limited liability cmpany organized under the laws of the State of South Dakota. MTV is a limited partnership organized under the laws of the State of South Dakota.

Item 2(d)  Title of Class of Securities:

           Common Shares

Item 2(e)  CUSIP Number:

           817917107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [ ]  Broker or Dealer registered under Section 15 of the
              Act.

    (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

    (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

    (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

    (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4     Ownership:

    (a)  Amount beneficially owned:  2,522,000

    (b)  Percent of class:  6.67%

    (c)  Number of shares as to which the person has:

        (i)  Sole power to vote or to direct the vote:  0

       (ii)  Shared power to vote or to direct to direct the vote:  2,522,000

      (iii)  Sole power to dispose or to direct the disposition of:  0

       (iv)  Shared power to dispose or to direct the disposition of:  2,522,000


Item 5     Ownership of 5 Percent or Less of a Class:

           This item is not applicable.

Item 6     Ownership of more than 5 Percent on Behalf of Another Person:

           MTV-Assoc, the general partner of MTV, has the power to direct the affairs of MTV, including the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,513,600 Common Shares owned by MTV. PMM is the manager of MTV-Assoc and in that capacity directs its operations.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           This item is not applicable.


Item 8     Identification and Classification of Members of the Group:

           This item is not applicable.


Item 9     Notice and Dissolution of Group.

           This item is not applicable.


Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATED:  February 14, 2002



                                        P. Mark Moore
                                        ________________________________
                                        P. Mark Moore, in his individual
                                        capacity and in his capacity as
                                        manager of MTV Associates II,
                                        L.L.C., general partner of
                                        MTV Capital Limited Partnership